Exhibit 99.2

INVESTMENT AGREEMENT

by and among

AIRNET TECHNOLOGY INC.

and

Mr. Herman Man Guo

and

Mrs. Dan Shao

and

UNISTAR GROUP HOLDINGS LTD.

Dated as of April 6, 2022

i

INDEX OF EXHIBITS

Exhibit A-1	List of the Computer Servers and key terms to the transfer
Exhibit A-2	List of the Owned Computer Servers
Exhibit B	List of claims
Exhibit C	Allocation of the Subscribed Securities
Exhibit D	Form of Warrant Agreement

ii

This INVESTMENT AGREEMENT, dated as of April 6, 2022 (this “Agreement”), by and among (i) AirNet Technology Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), (ii) Mr. Herman Man Guo, a Chinese citizen with passport number E89268785, (iii) Mrs. Dan Shao, a Chinese citizen with passport number E81428582 (together with Mr. Guo, collectively the “Founder”), and (iv) Unistar Group Holdings Ltd., a private company limited by shares incorporated in the British Virgin Islands (the “Investor”).

WHEREAS, the Company, the Founder and the Investor entered into an investment agreement on December 30, 2020 (the “Initial Investment Agreement”), pursuant to which the Company issued, and the Investor subscribed for, 23,876,308 Shares.

WHEREAS, the Company desires to further issue and deliver to the Investor (and/or its nominee), and the Investor (and/or its nominee) desires to further subscribe for from the Company, the number of Shares and warrants of the Company pursuant to the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I
Definitions

Section 1.01.     Definitions.(a)     As used in this Agreement (including the recitals hereto), the following terms shall have the following meanings:

“ADSs” means American depository shares, each representing ten (or such other number as applicable at the relevant time) Shares.

“Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person and (ii) if such Person is an individual, his/her Relatives and Affiliates or such Relatives; provided, however, that the Company and the other Group Companies shall not be deemed to be Affiliates of the Investor (or the Investor Nominee) or any of their respective Affiliates.

For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) of a given Person shall mean the possession, directly or indirectly, of the power or authority, whether exercised or not, to direct or cause the direction of the business, management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than 50% of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors (or analogous governing body) of such Person.

“beneficially own”, “beneficial ownership of”, or “beneficially owning” any securities shall have the meaning set forth in Rule 13d-3 of the rules and regulations under the Exchange Act.

“Board” means the Board of Directors of the Company.

“Business” means the business operations conducted by the Group, being (i) the Existing Business Line, and (ii) the management and operation of the Owned Computer Servers to mine or otherwise generate or earn cryptocurrency.

“Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or banks in the State of New York, PRC, Hong Kong, the British Virgin Islands, or the Cayman Islands are authorized or required by Law to be closed.

“Business Line” shall have the meaning ascribed to it in the Initial Investment Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company IT Systems” means software, firmware, hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, computer and information technology systems, platforms and networks, and information contained therein or transmitted thereby, in each case, owned, licensed, or used by any Group Company.

“Company Lease” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any other Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any such Group Company thereunder.

“Company Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), including the Company Stock Plan, and each plan, program, policy, contract, agreement or other arrangement that is (i) a stock option, stock purchase, stock appreciation right or other stock-based agreement, program or plan, (ii) an employment, individual consulting, severance, retention or other similar agreement, or (iii) a bonus, incentive, deferred compensation, profit-sharing, retirement, retiree or post-termination, health, welfare, social insurance (including pension, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance), housing funds, overtime working pay, vacation, severance or termination pay, or fringe-benefit or any other benefit or compensation plan, program, policy, contract, agreement or arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of the other Group Companies or to which the Company or any of the other Group Companies contributes or is obligated to contribute to, or has or may have any current or contingent liability or obligation, other than any plan, program, policy, contract, agreement or arrangement sponsored and administered by a Governmental Authority.

“Company Stock Options” means options to purchase Shares granted pursuant to the Company Stock Plans, whether vested or unvested.

“Company Stock Plans” means the Company’s (i) 2007 Option Plan, as amended in December 2009, which has expired and no further awards may be granted under it after July 2017, (ii) 2011 Option Plan, as adopted in March 2011, which expired in March 2021, and (iii) 2012 Option Plan, as adopted in 2012, which will expire and no further awards may be granted under it after November 2022.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

“Data Security Requirements” means, collectively, all of the following to the extent relating to confidential or sensitive information, personally identifiable information, personal data, or other protected information relating to individuals or natural persons or otherwise relating to privacy, security, or security breach notification requirements and applicable to any Group Company: (i) each Group Company’s own rules, policies, and procedures (whether physical or technical in nature, or otherwise), (ii) all applicable Laws and all industry standards in any relevant jurisdiction applicable to the business of each Group Company (including the General Data Protection Regulation (EU) 2016/679 and the Privacy and Electronic Communications (EC Directive) Regulations 2003, or any other Laws which implement any other current or future legal act of the European Union concerning the protection and processing of personal data and any national implementing or successor legislation), and (iii) agreements any Group Company has entered into or by which it is bound.

“Disclosed in Filed SEC Reports” means disclosed in any Filed SEC Document, other than any forward-looking statements (within the meaning of the Securities Act or the Exchange Act) and any disclosure of non-specific risks faced by the Company to the extent that they are cautionary, predictive or forward-looking in nature.

“Existing Business Line” means any and all business and operations conducted by the Group at any time and from time to time prior to or following the Closing, other than the management and operation of the Owned Computer Servers to mine or otherwise generate or earn cryptocurrency.

“Equity Securities” means, with respect to any Person, any shares or other voting or equity securities of such Person, securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for such shares or securities, and any rights, options or warrants to acquire such shares or securities. For the avoidance of doubt, Equity Securities of the Company shall include Shares, ADSs, depositary receipts or similar instruments issued in respect of Shares.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Filed SEC Documents” means any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC prior to the date hereof and publicly available as of the date hereof.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any transnational or supranational, domestic or foreign federal, national, state, provincial, local or municipal governmental, regulatory, judicial or administrative authority, department, court, arbitral body (public or private), agency or official, including any department, commission, board, agency, bureau, subdivision or instrumentality thereof or any stock exchange or other self-regulatory organization; and any entity or enterprise owned or controlled by a government.

“Group Company” means each of the Company and its current and future Subsidiaries and consolidated affiliated entities, and the “Group” refers to all the Group Companies collectively.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indebtedness” of any Person means, without duplication:

(i)            all indebtedness for borrowed money;

(ii)            all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business);

(iii)            all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments;

(iv)            all obligations evidenced by notes, bonds, debentures, loan stock or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses;

(v)            all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property);

(vi)            all monetary obligations under any leasing or hire purchase or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a finance or capital lease;

(vii)          any amount raised by acceptance under any acceptance credit facility;

(viii)         receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(ix)            any amount raised under any other financing transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(x)            any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution other than guarantees provided in the usual and ordinary course of business;

(xi)           all indebtedness referred to in clauses (i) through (x) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness; and

(xii)           all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (xi) above. For purposes hereof, “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Intellectual Property” means patents, patent applications, patent rights, licenses, inventions, copyrights, trade secrets, know-how, and other unpatented and/or unpatentable proprietary or confidential information, systems and procedures, trademarks, service marks, trade names, designs, logos, domain names, rights to social media accounts, together with goodwill associated with any of the foregoing, software (including source code and object code), data, databases, and related documentation, registrations and applications for any of the foregoing, and other intellectual property, industrial property and proprietary rights in any jurisdiction.

“Investor Designee” shall have the meaning ascribed to it in the Initial Investment Agreement.

“Investor Material Adverse Effect” means any effect, change, event or occurrence that would prevent or materially and adversely affect the Investor’s ability to consummate of any of the Transactions.

“Investor Parties” means the Investor, Investor Nominee and each Permitted Transferee of such Investor and Investor Nominee.

“Investor Nominee” means Northern Shore Group Limited, or such other nominee of the Investor (if directed by the Investor in writing).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to the Company, the actual knowledge of the Company’s chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel, Senior Vice Presidents and Vice Presidents, in each case after reasonable inquiry.

“Leased Real Property” means all right, title and interest of the Company and the other Group Companies to any leasehold interests in any real property, together with all buildings, structures, improvements and fixtures thereon.

“Liability” means any liability including, without limitation, any obligation to pay any damages, costs, penalties, fines or charges or reasonably and properly incurred professional or other fees, expenses or costs.

“Liens” means (i) any mortgage, charge, pledge, lien, hypothecation, deed of trust, title retention, title defect, security interest, encumbrance or other third-party rights of any kind securing or conferring any priority of payment in respect of any obligation of any Person, any other restriction or limitation, (ii) any easement or covenant granting a right of use or occupancy to any Person, (iii) any proxy, power of attorney, voting trust agreement, interest, license, covenant not to sue, option, right of first offer, right of pre-emptive negotiation, or refusal or transfer restriction in favor of any Person, and (iv) any adverse claim as to title, possession, or use, and includes any agreement or arrangement for any of the same.

“Listing Rules” means the applicable rules and regulations of the NASDAQ.

“M&AA” means the Second Amended and Restated Memorandum and Articles of Association of the Company as adopted by a special resolution dated May 27, 2019 (and as further amended, restated, supplemented or otherwise modified from time to time).

“Material Adverse Effect” means:

(a)            any event, occurrence, fact, condition, change or development, individually or together with other events, occurrences, facts, conditions, changes or developments that, has had or could reasonably be expected to have a material adverse effect on (i) the business, operations, condition (financial or otherwise), affairs, properties, employees, liabilities, assets, results of operation or prospects of the Group, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement and to timely perform its material obligations hereunder and under the other Transaction Documents; or

(b)            any change in or amendment to the Laws, regulations or rules or the official interpretation or official application thereof (a “Change in Law”) that results in, or could reasonably be expected to result in, (i) the Group (as in existence immediately subsequent to such Change in Law), as a whole, being legally prohibited from operating (A) substantially all of the business operations conducted by the Group (as in existence immediately prior to such Change in Law) or (B) the Owned Computer Servers to mine or otherwise generate or earn cryptocurrency, or (ii) the Company being unable to continue to derive substantially all of the economic benefits from (x) the business operations conducted by the Group (as in existence immediately prior to such Change in Law) or (y) the operation of the Owned Computer Servers to mine or otherwise generate or earn cryptocurrency.

“NASDAQ” means The Nasdaq Stock Market or any of its listing venues.

“Owned Computer Servers” means the computer servers owned by the Company to mine or otherwise generate or earn cryptocurrency, which comprises those computer servers as set forth in Exhibit A-2 and the Computer Servers to be transferred by the Investor to the Company at Closing.

“Permitted Liens” means:

(i)            statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, in each case, for which adequate reserves are maintained on the consolidated financing statements included in the Company SEC Documents filed prior to the date hereof in accordance with GAAP;

(ii)            mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith;

(iii)            pledges or deposits by the Company or any of the other Group Companies under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or deposits to secure public or statutory obligations of such entity;

(iv)          transfer restrictions imposed by applicable securities or other Law;

(v)            easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens incurred or suffered pursuant to applicable Law in the ordinary course of business and which, individually or in the aggregate, would not reasonably be expected to materially impair the use and operation of the applicable real property to which they relate in the conduct of the business of the Group as currently conducted; and

(vi)           applicable zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property, none of which materially detracts from the value of or materially and adversely interferes with the present use of such real property.

“Permitted Transferee” means, with respect to any Person, (i) any Affiliate of such Person, (ii) any successor entity of such Person and its Affiliates, and (iii) with respect to the Investor and the Investor Nominee, any partner, member, manager or holder of Equity Securities of the Investor, the Investor Nominee or their respective Permitted Transferees.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, branch office, representative office, unincorporated organization or any other entity, including a Governmental Authority.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement and the other Transaction Documents, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

“Relative” of an individual means the spouse of such person and any parent, grandparent, child, grandchild, sibling, uncle, aunt, nephew, niece or great-grandparent of such individual or his/her spouse.

“Representatives” means, with respect to any Person, its officers, directors, principals, partners, managers, members, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means ordinary shares, par value US$0.001 per share, of the Company.

“Subsidiary” means, with respect to any given Person, any other Person that is controlled directly or indirectly by such given Person, which shall, for the avoidance of doubt, include any variable interest entity whose assets and financial results are consolidated with the assets and financial results of such given Person and are recorded on the financial statements of such given Person for financial reporting purposes in accordance with applicable accounting standards (each, a “VIE” and collectively, the “VIEs”) and any Subsidiary of such VIEs.

“Tax” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges of any kind whatsoever (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security or social insurance, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, turnover, resource, special purpose or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges, together with any interest or penalty, in addition to tax or additional amount imposed by any Governmental Authority.

“Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.

“Transaction Documents” means this Agreement, the Warrants and all other documents, certificates or agreements executed in connection with the transactions contemplated by this Agreement.

“Transactions” means the transactions expressly contemplated by this Agreement and the other Transaction Documents.

“VIE Documents” means the documents described or summarized in the Company SEC Documents and/or filed as an exhibit to the Company SEC Documents that entitle the assets and financial results of the Company’s VIEs to be consolidated with the assets and financial results of the Company, and a “VIE Document” refers to each of them.

In addition to the terms defined above in Section 1.01, the following terms have the meanings assigned thereto in the Sections set forth below:

Term      Section

Term	Section

Action	Section 3.07
Agreement	Preamble
Anti-Corruption Laws	Section 3.21(c)
Anti-Corruption Program	Section 5.06(c)
Anti-Money Laundering Laws	Section 3.21(a)
Arbitrator	Section 9.07(b)
Bankruptcy and Equity Exception	Section 3.03(b)
Business Conduct Laws	Section 5.06(b)
Business Line Authority	Section 5.02(d)
Change in Law	Section 1.01
Claim	Section 8.01(f)
Closing Date	Section 2.02(a)
Closing	Section 2.02(a)
Communications	Section 5.07
Company SEC Documents	Section 3.05(a)
Company Securities	Section 3.02(b)(iii)

Company	Preamble
Computer Servers	Section 2.01(b)
Contract	Section 3.03(c)(iii)
Covered Person	Section 3.21(b)
Cryptocurrency Wallets	Section 5.02(d)
Employee	Section 3.12(f)(i)
Environmental Laws	Section 3.13(a)
Founder	Preamble
Fundamental Warranties	Section 6.03(a)
Government Official	Section 3.21(c)
HKIAC	Section 9.07(b)
Indemnifiable Actions	Section 8.01
Indemnified Party	Section 8.01
Indemnifying Party	Section 8.01
Initial Investment Agreement	Preamble
Investor	Preamble
Judgments	Section 3.07
Laws	Section 3.08(a)
Listing Authorities	Section 5.07
Losses	Section 8.01
Major Shareholder Parties	Section 3.24
Material Contract	Section 3.09(a)
OFAC	Section 3.21(b)
Owned Real Property	Section 3.14(a)
Permits	Section 3.08(b)
PFIC Shareholder	Section 5.04(a)
PFIC	Section 3.10(b)
Real Property	Section 3.14(a)
Resigning Persons	Section 2.02(b)
Restraints	Section 6.01
Rules	Section 9.07(b)
Sanctions	Section 3.21(b)
Subscribed Securities	Section 2.01(a)
Subscribed Shares	Section 2.01(a)
Subscription	Section 2.01
Termination Date	Section 7.01(b)
Transfer	Section 8.04(c)
VIE	Section 1.01
Warrants	Section 2.02(a)

ARTICLE II
Issuance and Subscription

Section 2.01.     Issuance and Subscription. On the terms of this Agreement and subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the party entitled to the benefit thereof) of the conditions set forth in ARTICLE VI, at the Closing:

(a)            the Company shall issue and allot an aggregate of (i) 177,953,891 Shares of the Company (the “Subscribed Shares”), free and clear of all Liabilities, obligations and Liens of any character whatsoever, which in aggregate represents 50% of the total issued and outstanding Shares and other Equity Securities of the Company as of immediately following the Closing on a fully diluted basis, and (ii) warrants to purchase 117,805,476 newly issued Shares of the Company by way of the warrant agreements in the forms of Exhibit D attached hereto (the “Warrants”, together with the Subscribed Shares, the “Subscribed Securities”), free and clear of all Liabilities, obligations and Liens of any character whatsoever to the Investor and the Investor Nominee in the respective allocations as set out against their respective names in Exhibit D; and

(b)            the Subscribed Securities shall be issued for an aggregate consideration of US$34,178,928 comprising (i) US$34,167,147 as consideration for the Subscribed Shares, and (ii) US$11,781 as consideration for the Warrants.

In consideration of the issuance of Subscribed Securities to the Investor and the Investor Nominee pursuant to this Section 2.01(a), and subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the party entitled to the benefit thereof) of the conditions set forth in ARTICLE VI (or their satisfaction subject only to the Closing), the Investor shall deliver and transfer (or cause to deliver and transfer) to the Company the legal title of the computer servers set forth in Exhibit A-1 (the “Computer Servers”) within 30 Business Days after the Closing, free and clear of all Liabilities, obligations and Liens of any character whatsoever. The Company, after due and careful consideration and evaluation, hereby confirms that the aggregated value of the Computer Servers is fair and reasonable as the consideration for the Subscribed Securities and following such delivery and transfer pursuant to the foregoing sentence, the Investor shall be deemed to have satisfied any and all obligations to pay any consideration for the issuance of the Subscribed Securities. The subscription and issuance of the Subscribed Securities pursuant to this Section 2.01 is referred to as the “Subscription”.

Section 2.02.     Closing.

(a)            On the terms of this Agreement and subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the party entitled to the benefit thereof) of the conditions set forth in ARTICLE VI (or their satisfaction subject only to the Closing), the closing of the Subscription (the “Closing”) shall take place remotely via the exchange of documents and signatures on such date and time designated by the Investor in writing to the Company no later than two (2) Business Days prior to the Closing Date (the date on which the Closing occurs, the “Closing Date”).

(b)            At Closing, the Company shall (and the Founder shall cause the Company to) deliver (1) the Subscribed Securities fully paid, non-assessable and free and clear of all Liabilities, obligations and Liens to the Investor and the Investor Nominee pursuant to Section 2.02(a), (2) certificates (in such form and denomination reasonably acceptable to the Investor, and in the respective names of the Investor and the Investor Nominee pursuant to Section 2.02(a)) representing the Subscribed Securities, (3) (A) a certified copy of the register of members of the Company reflecting the Investor and the Investor Nominee as the owners of the Subscribed Shares and the warrant agreements in the form of Exhibit D attached hereto duly executed by the Company, (4) the written resignations of each of the then-standing directors, officers and Employees of the Company (other than as may be designated in writing by the Investor) (the “Resigning Persons”) to take effect on the Closing, (5) a certified copy of the register of directors of the Company reflecting the resignation of the then-existing directors of the Company (other than as may be designated in writing by the Investor) and appointment of the nominees of the Investor as set out in Section 6.03(h)(iii), (6) evidence reasonably satisfactory to the Investor in relation to the cancellation of any Company Stock Option and any other equity security of the Company which is outstanding as at Closing, (7) copies of the director resolutions of the Company as set out in Section 6.03(h), (8) evidence reasonably satisfactory to the Investor in relation to the revocation of existing authorities and granting of authority in respect of the operation of the Company’s bank accounts as set out in Section 6.03(h), and (9) the certificate signed on behalf of the Company by a duly authorized executive officer thereof as set out in Section 6.03(i).

(c)            The Founder shall bear and indemnify the Indemnified Parties and hold each of them harmless from and against, all costs and expenses (including fees and disbursements of counsel and accountants) incurred by the Company, any other Group Company or the Investor and its Affiliates in connection with (i) the resignation or termination of any Resigning Persons; (ii) any Action related to any such resignation or termination as set out in the preceding clause (i) above, or any related investigations, proceedings, settlement or appeal(s) arising therefrom; and (iii) the cancellation of any Company Stock Option and any other equity security of the Company which is outstanding as at the Closing, in each case whether or not the Closing shall have occurred.

ARTICLE III
Representations and Warranties of the Company

The Company and the Founder jointly and severally represent and warrant to the Investor that the representations and warranties (i) set out in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.16, Section 3.19 and Section 3.25 of this ARTICLE III, are true and accurate as of the date hereof and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) set out in this ARTICLE III (other than those listed in the immediately preceding clause (i)), are true and accurate in all material respects as of the date hereof and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The representations and warranties set out in this ARTICLE III are subject to any matter which is fairly disclosed in Exhibit B. It being understood that reference to any matter which is fairly disclosed will be deemed to be reference to them being fairly disclosed in such a manner that the significance of the information disclosed and its relevance to a particular warranty ought reasonably to be appreciated by the Investor, without independent inquiry:

Section 3.01.     Organization; Standing.

(a)            The Company is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. A complete copy of the M&AA (as in effect as of the date hereof and as of immediately following the Closing) is included in the Filed SEC Documents.

(b)            Each Group Company (other than the Company) is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization. Each Group Company (other than the Company) is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

Section 3.02.     Capitalization.

(a)            The authorized share capital of the Company is US$1,000,000 divided into (i) 900,000,000 Shares, of which 179,986,169 Shares are issued and 177,953,891 Shares are outstanding, and (ii) 100,000,000 preferred shares of a nominal or par value of US$0,001 each, none of which are issued or outstanding. There are Company Stock Options with respect to 6,540,000 Shares issued and outstanding and such outstanding Company Stock Options are exercisable and convertible into a maximum of 6,540,000 Shares or 654,000 ADSs in the aggregate pursuant to the Company Stock Plans.

(b)            Except as described in Section 3.02(a) and Equity Securities of the Group Companies (other than the Company) described in the second sentence of Section 3.02(h), as of the date hereof and as of immediately following the Closing, there are and will be:

(i)            no outstanding Equity Securities of the Company or any other Group Company;

(ii)            no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any other Group Company, or that obligate the Company or any other Group Company to issue, any Equity Securities of the Company or any other Group Company; and

(iii)            no obligations of the Company or any other Group Company to grant, extend or enter into any subscription, warrant, right, debt, convertible or exchangeable security or other similar agreement or commitment relating to any Equity Securities of the Company or any other Group Company (the items in foregoing clauses (i) through (iii) being referred to collectively as “Company Securities”).

(c)            There are 720,013,831 Shares reserved and remain available for future issuance, none of which are issued or outstanding (and for the avoidance of doubt are not included in the number of issued and outstanding Shares set forth in Section 3.02(a)).

(d)            There are no outstanding agreements, arrangements or understanding of any kind which obligate the Company or any other Group Company to repurchase, redeem or otherwise acquire any Company Securities, or obligate the Company or any other Group Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.

(e)            None of the Company or any other Group Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.

(f)            All of the issued and outstanding Equity Securities of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable securities Laws, and none of such issued and outstanding Equity Securities was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.

(g)            The Subscribed Securities when issued will be duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable federal and state securities Laws, and such securities will not be issued in violation of any purchase option, call option, preemptive right, resale right, subscription right, right of first refusal or similar right, and will be free and clear of all Liens, except restrictions imposed by the Securities Act and any applicable state securities Laws or this Agreement. The Subscribed Shares, when issued will have the terms and conditions and entitle the holders thereof to the rights set forth in the Company’s Organizational Documents (including the M&AA).

(h)            Exhibit 8.1 to the Company’s annual report on Form 20-F filed with the SEC on May 6, 2021 sets forth, as of the date thereof, the name and jurisdiction of organization of each significant Group Company (other than the Company). All of the outstanding Equity Securities of each Group Company (other than the Company) are owned directly or indirectly, beneficially and except with respect to each VIE of record, by the Company free and clear of all Liens.

Section 3.03.     Authority; Noncontravention.

(a)            The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents, and the consummation by it of the Transactions, have been duly authorized by the Board and the Board has duly reserved the Shares to be issued in accordance with the terms and conditions of this Agreement. Other than the authorization, approvals, consents and waivers that have been obtained or will have been obtained on or prior to the Closing Date, no action on the part of the Company or its shareholders is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation by it of the Transactions.

(b)            This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the Investor, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(c)            Neither the execution and delivery of this Agreement or the other Transaction Documents by the Company, nor the consummation by the Company of the Transactions, nor the performance or compliance by the Company with any of the terms or provisions hereof or thereof, will:

(i)            conflict with or violate any provision of the Organizational Documents of the Company (including the M&AA) or of any other Group Company;

(ii)            violate any Law or Judgment applicable to the Company or any other Group Company; or

(iii)            violate or constitute a default (or constitute an event which, with notice or lapse of time or both, would violate or constitute a default) or otherwise give rise to increased rights or a right of purchase under or accelerate the performance required by the Company under any of the terms or provisions of any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any other Group Company is a party or accelerate the Company’s or, if applicable, any of the other Group Companies’ obligations under any such Contract.

Section 3.04.     Governmental Approvals. Except as Disclosed in Filed SEC Reports, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement and the other Transaction Documents by the Company, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that have been or will have been obtained, made or given on or prior to the Closing Date and other than those filings required to be made with the SEC and NASDAQ in compliance with applicable securities Laws.

Section 3.05.     Company SEC Documents; Undisclosed Liabilities.

(a)            The Company has filed with, or furnished to, the SEC, on a timely basis, all required reports, schedules, forms, statements and other documents required to be filed by the Company with, or furnished by the Company to, the SEC pursuant to the Exchange Act (collectively, the “Company SEC Documents”). As of their respective SEC filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            As of the date hereof, (i) none of the other Group Companies is required to file any documents with the SEC, (ii) there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents, and (iii) to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(c)            Each of the certifications and statements relating to the Company SEC Documents required by: (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or (iii) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents is accurate and complete, and complies as to form and content with all applicable Laws. As used in this Section 3.05, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff in accordance with the applicable requirements of the Securities Act or the Exchange Act (as the case may be).

(d)            The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents and the Interim Financial Statements (i) comply in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto, or (B) as permitted under the Exchange Act), (iii) fairly present in all material respects the consolidated financial position of the Company and the other Group Companies and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments), and (iv) were prepared in accordance with the books of account and other financial records of the Company and the other Group Companies (except as may be indicated in the notes thereto).

(e)            Neither the Company nor any other Group Company has any liabilities or obligations required to be disclosed in the Company SEC Documents which are not so disclosed in the Company SEC Documents.

(f)            Each of the Company and the other Group Companies is in compliance in all material respects with all of its obligations under any outstanding guarantees or contingent payment obligations as disclosed in the financial statements referred to in the Company SEC Documents.

(g)            There are no outstanding guarantees or contingent payment obligations that are required to be disclosed by the Company in its Exchange Act filings and are not so disclosed or that otherwise would reasonably be expected to have a Material Adverse Effect.

(h)            Neither the Company nor any of the other Group Companies has any off-balance sheet transactions, and neither the Company nor any of the other Group Companies has any relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company, or any of the other Group Companies, such as structured finance entities and special purpose entities that could have a material adverse effect on the liquidity of the Company or any of the other Group Companies or the availability thereof or the requirements of the Company or any of the other Group Companies for capital resources. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise could reasonably be expected to have a Material Adverse Effect.

(i)            The Company, as of Closing, has established and maintains a system of internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that:

(i)            transactions are executed in accordance with management’s general or specific authorizations and in compliance with applicable Laws (including without limitation the Listing Rules);

(ii)            transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability;

(iii)            access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization;

(iv)            the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences; and

(v)            each Group Company, as of Closing, has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of the Company’s consolidated financial statements in accordance with GAAP.

(j)            The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

(k)            As of Closing, neither the Company nor the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over and procedures relating to financial reporting which have not been rectified, and would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

Section 3.06.     Absence of Certain Changes. Except as Disclosed in Filed SEC Reports, since December 31, 2019, there has not been any Material Adverse Effect or any circumstances, event, change, occurrence or state of facts that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.07.     Legal Proceedings.

(a)            Except as Disclosed in Filed SEC Reports or otherwise as specified in Exhibit B, there is no and since December 31, 2020 there has not been any, (a) material pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, audit, charge, claim, complaint, inquiry, investigation, arbitration or action (an “Action”) against any Group Company, or (b) material outstanding order, judgment, injunction, ruling, penalties, fines, writ or decree of any Governmental Authority (“Judgments”) imposed upon any Group Company, in each case, by or before any Governmental Authority. The information set out in Exhibit B is true, accurate, complete and not misleading in all material respects.

Section 3.08.     Compliance with Laws; Permits.

(a)            Except as Disclosed in Filed SEC Reports, each Group Company is and has been in compliance in all material respects with all state or federal laws, common law, statutes, ordinances, acts, codes, rules or regulations, notices, circulars, executive orders, governmental guidelines or interpretations having the force of law, and Permits of Governmental Authorities or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority (“Laws”) or Judgments, in each case, that are applicable to such Group Company.

(b)            Except as Disclosed in Filed SEC Reports, each Group Company holds all licenses, franchises, permits, certificates, registrations, approvals, consents and authorizations from Governmental Authorities (“Permits”) necessary for the lawful conduct of its respective businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Group (taken as a whole).

(c)            The Company is not, and upon the issuance of the Subscribed Securities contemplated herein and the application of the net proceeds therefrom will not be, required to register as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended, and the regulations promulgated thereunder.

(d)            Neither the Company nor any other Group Company maintain or need any national security clearance or authorization to access classified information or facilities to perform any current business or proposed business.

Section 3.09.     Contracts and Business.

(a)            Each indenture, contract, lease, mortgage, deed of trust, note agreement, loan or other agreement or instrument of a character that is required to be described or summarized in the Company SEC Documents or to be filed as an exhibit to the Company SEC Documents (collectively, the “Material Contracts”) is so described, summarized or filed.

(b)            Each of the Material Contracts (other than the VIE Documents) to which any Group Company is a party has been duly and validly authorized, executed and delivered by such Group Company and constitutes the legal, valid and binding agreement of such Group Company, enforceable by and against such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)            None of the Group Companies is in breach or default of or has knowledge (actual or constructive) of the invalidity of or grounds for rescission, avoidance or repudiation of any of the Material Contracts (other than the VIE Documents) filed, or incorporated by reference, as an exhibit to the Company’s annual report on Form 20-F filed with the SEC on May 6, 2021, nor has any Group Company received written notice of any intention to terminate any such Material Contract.

(d)            Except as Disclosed in Filed SEC Reports, each of the VIE Documents has been duly and validly authorized, executed and delivered by the parties thereto and constitutes the legal, valid and binding agreement of the parties thereto, enforceable by and against the parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(e)            None of the parties to any VIE Document is in breach or default of or has knowledge (actual or constructive) of the invalidity of or grounds for rescission, avoidance or repudiation of such VIE Document, nor has any of the parties to any VIE Document received written notice of any intention to terminate such VIE Document.

(f)            The Company and each of the other Group Companies do not own any assets and do not carry on any business or operations, other than the Owned Computer Servers, the Business and certain cryptocurrency generated by the Business. No other asset is required for the conduct of the Business after Closing.

(g)            The information set out in Exhibits A-1, A-2, B and C are true, accurate, complete and not misleading in all material respects.

Section 3.10.     Tax Matters.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group, taken as a whole:

(i)            the Company and each of the other Group Companies has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate;

(ii)            all Taxes owed by the Company and each of the other Group Companies that are due (whether or not shown on any Tax Return) have been timely paid;

(iii)            all Taxes required to be withheld by the Company and each of the other Group Companies have been properly withheld and remitted to the appropriate Governmental Authority as required by applicable Law;

(iv)            neither the Company nor any of the other Group Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency which waiver has not expired or been terminated, and no request for any such waiver of extension is currently pending;

(v)            no deficiencies for any Taxes have been proposed or asserted in writing by any Governmental Authority, and no dispute relating to any Tax Returns with any such Governmental Authority is outstanding or contemplated;

(vi)            each Group Company is and has at all times been resident only in the jurisdiction in which it has been established or incorporated (as applicable) for Tax purposes, and no Group Company is treated as a resident for Tax purposes of, or has a taxable presence in, a jurisdiction other than the jurisdiction in which it was established or incorporated (as applicable);

(vii)            no written claim has been received by the Company or any of the other Group Companies in a jurisdiction where the Company or any of the other Group Companies does not file Tax Returns that the Company or any of the other Group Companies is or may be subject to taxation by that jurisdiction;

(viii)            there are no Liens for Taxes on any of the assets of the Company or any of the other Group Companies, other than for Taxes that are not yet due and payable;

(ix)            no examination or audit of any Tax Return relating to any Taxes of the Company or any of the other Group Companies or with respect to any Taxes due from or with respect to the Company or any of the other Group Companies by any Tax authority is currently in progress or pending or threatened in writing (or to the Knowledge of the Company, otherwise);

(x)            all Tax credits and Tax holidays claimed by any of the Group Companies are not subject to reduction, revocation, cancellation or any other adjustments except through change in applicable Laws published by the relevant Governmental Authority; and

(xi)            neither the Company nor any of the other Group Companies (A) is a party to any Tax sharing, allocation, or similar agreement or arrangement (other than commercial agreements or Contracts not primarily related to Tax or any agreement among or between only the Company and/or any of the other Group Companies), or (B) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than Contracts excluded in clause (A) of this Section 3.10(a)(xi)) or application of Law.

(b)            The Company believes that it was not, and does not expect to be or become, a “passive foreign investment company” as defined in Section 1297 of the Code (a “PFIC”). The Company is not a “controlled foreign corporation” as defined in Section 957 of the Code.

Section 3.11.     Employee Benefit Plans.

(a)            Except for instances that, individually or in the aggregate, have not had and would not reasonably be expected to be material to the Group, taken as a whole:

(i)            each Company Stock Plan has been established, operated, maintained, funded and administered in accordance with its terms and in compliance with applicable Laws;

(ii)            all contributions, distributions, reimbursements, premiums, or other payments required to be made with respect to any Company Stock Plan or benefit or compensation plan or arrangement sponsored or maintained by a Governmental Authority have been timely made, or if not yet due, properly accrued in accordance with local accounting principles

(iii)            there are no pending, or to the Knowledge of the Company, threatened Actions (other than routine claims for benefits) with respect to or against any Company Stock Plan;

(iv)            no Company Stock Plan or other benefit or compensation plan or arrangement sponsored or maintained by a Governmental Authority is a defined benefit plan, seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded liabilities; and

(v)            all Company Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Company Plan that is not required to be funded.

Section 3.12.     Labor Matters. Except as Disclosed in Filed SEC Reports or for instances that, individually or in the aggregate, have not had and would not reasonably be expected to be material to the Group, taken as a whole:

(a)            neither the Company nor any of the other Group Companies is party to or bound by any collective bargaining agreement or other Contract with any labor organization, labor union, or works council, and there have been no labor organizing activities with respect to any employees of the Company or any of the other Group Companies;

(b)            there are no active, nor, to the Knowledge of the Company, threatened, labor strikes, slowdowns, work stoppages, handbillings, pickets, walkouts, lockouts or other material labor disputes or material labor Actions with respect to the employees of the Group or against or affecting the Company or any of the other Group Companies;

(c)            the Company and the other Group Companies are in compliance with all applicable Laws governing or concerning labor relations, employment and employment practices; and

(d)            to the Knowledge of the Company, no current or former employee or independent contractor of the Company or any of the other Group Companies is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) owed to the Company or any of the other Group Companies, or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or any of the other Group Companies.

(e)            no employee layoff, facility closure, shutdown (whether voluntary or by order), reduction in force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of the Company or any of the other Group Companies is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19.

(f)            on or prior to the date of this Agreement, the Founder has delivered to the Investor a written statement containing the details of the following, which shall be true, accurate and complete in all material respects:

(i)            the total number, job title and names of each individual who is as of the date hereof, or has at any time between the date of this Agreement and the Closing been, an employee, agency worker, sales agent or contractor (whether engaged on a full-time, part-time, temporary or permanent basis) of any Group Company (each, an “Employee”);

(ii)            the standard terms and conditions of each grade or category of Employee;

(iii)            any Employees employed on materially different terms from the standard terms and conditions of employment, and copies of these terms;

(iv)            a complete list of all Shares, Company Stock Options and other Equity Securities of the Group Companies previously granted or currently held by the individuals described in Section 3.12(f)(i) above;

(v)            any other agreement, arrangement or understanding with or related to the individuals described in Section 3.12(f)(i) above that could result in obligations or liabilities of the Group Companies in excess of US$100,000 individually or in the aggregate.

(g)            each Group Company does not have any other Employees, and has not engaged the services of any other agency workers, sales agents or contractors.

Section 3.13.     Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group, taken as a whole:

(a)            the Company and each of the other Group Companies is in compliance with all applicable Laws relating to public or worker health or safety, pollution or the protection of the environment or natural resources (“Environmental Laws”):

(b)            the Company and the other Group Companies possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses;

(c)            there is no Action under or pursuant to any Environmental Law or environmental Permit that is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of the other Group Companies;

(d)            neither the Company nor any of the other Group Companies has become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or the other Group Companies arising under Environmental Laws;

(e)            neither the Company nor any of the other Group Companies has managed, disposed of or arranged for disposal of, released, or exposed any Person to, any substance, or owned or operated any property or facility contaminated by any substance, so as to give rise to liabilities under Environmental Laws; and

(f)            neither the Company nor any of the other Group Companies have assumed, undertaken, provided an indemnity with respect to, or become subject to, any liability of any other Person relating to Environmental Laws.

Section 3.14.     Real Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to be material to the Group, taken as a whole:

(a)            each Group Company has good and valid title to the real estate owned by such Group Company (the “Owned Real Property” and, collectively with the Leased Real Property, the “Real Property”) free and clear of all Liens, except for Permitted Liens;

(b)            each Group Company has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens, except for Permitted Liens; and

(c)            none of the Company or any of the other Group Companies has received written notice of any material default under any Contract evidencing any Lien or other Contract affecting the Owned Real Property or any material Company Lease, which default continues on the date hereof.

Section 3.15.     Sufficiency of Assets. The Group has good and valid title to all of the material assets owned by it or any rights or interests thereto, in each case as is necessary to operate the Group’s business as presently conducted, and there are no Liens affecting any of such assets which could have a material adverse effect on the value of such assets, or limit, restrict or otherwise have a material adverse effect on the ability of the Company or any of the other Group Companies to utilize or develop any such assets and, where any such assets are held under lease, each lease is a legal, valid, subsisting and enforceable lease. Neither the Company nor any other Group Company is in breach or default of or has knowledge (actual or constructive) of any grounds for rescission, avoidance or repudiation of any such lease, nor has the Company or any other Group Company received written notice of any intention to terminate any such lease.

Section 3.16.     Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of the other Group Companies.

Section 3.17.     Sale of Securities. The issuance of the Shares pursuant to this Agreement is exempt from the registration and prospectus delivery requirements of the Securities Act and the rules and regulations promulgated thereunder. Without limiting the foregoing, neither the Company nor, to the Knowledge of the Company, any other Person authorized by the Company to act on its behalf, has engaged in any “directed selling efforts” into the United States (as defined in Rule 902 of Regulation S under the Securities Act) or in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or issuances of the Shares, and neither the Company nor, to the Knowledge of the Company, any Person acting on its behalf has made any offers or issuances of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of the Shares under this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act that would result in none of Regulation D or any other applicable exemption from registration under the Securities Act to be available, nor will the Company take any action or steps that would cause the offering or issuance of the Shares under this Agreement to be integrated with other offerings by the Company. The Company is a “foreign issuer” (as defined in Regulation S under the Securities Act).

Section 3.18.     Status of Securities.

(a)            As a result of the approval by the Board referred to in Section 3.03, the Shares to be issued pursuant to this Agreement have been duly authorized and reserved for issuance by all necessary actions. When issued and sold against receipt of the consideration therefor as provided in this Agreement, such securities will be validly issued, fully paid and nonassessable, will not be subject to preemptive rights of any other shareholder of the Company, and will effectively vest in the Investor and the Investor Nominee good title to all such securities, free and clear of all Liens, except restrictions imposed by the Securities Act and any applicable state securities Laws.

(b)            Neither the Company nor any of the other Group Companies, nor to the Company’s Knowledge, any of their respective officers, directors, employees, Affiliates or controlling persons has taken and will not, in violation of applicable Law, take, any action designed to or that might reasonably be expected to, directly or indirectly, cause or result in stabilization or manipulation of the price of the ADSs.

(c)            The ADSs are registered pursuant to Section 12(b) of the Exchange Act and listed on the NASDAQ. (i) The Company is, and has at all times been, in compliance in all material respects with the applicable listing requirements and corporate governance rules and regulations of the NASDAQ, and has not received any notice asserting any material non-compliance with the listing requirements of the NASDAQ; and (ii) the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Shares under the Exchange Act or the registration or listing of the ADSs (and the Shares, not for trading but in connection with the listing of the ADSs) on the NASDAQ, and has not received any notification that the SEC or the NASDAQ is contemplating terminating such registration or listing (nor does the Company have any Knowledge of any facts or circumstances that could reasonably lead to such termination, except publicly known facts or circumstances that generally affect issuers based in the PRC). The Transactions will not contravene the rules and regulations of the NASDAQ.

Section 3.19.     Indebtedness. Neither the Company nor any other Group Company:

(a)            has any outstanding Indebtedness that are of a nature that would be required to be disclosed on a balance sheet of the Group or the footnotes thereto prepared in conformity with GAAP but have not been so Disclosed in Filed SEC Reports;

(b)            has any other liabilities or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability or obligation, other than (i) liabilities set out in the audited consolidated balance sheet of the Group Companies as of December 31, 2020 contained in the Company’s annual report on Form 20-F filed with the SEC on May 6, 2021, (ii) liabilities incurred in the ordinary course of business consistent with past practice since January 1, 2021 in excess of US$250,000 in aggregate;

(c)            is a party to any Contract the violation of which, or default under which, by the other party(ies) to such Contract could reasonably be expected to be material to the Group, taken as a whole;

(d)            is in violation of any term of, or in default under, any Contract relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, be material to the Group, taken as a whole; and

(e)            is a party to any Contract relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or could reasonably be expected to be material to the Group, taken as a whole.

Section 3.20.     Intellectual Property; Data Privacy.

(a)            The Company and each of the other Group Companies own and possess, all right, title, and interest in and to, free and clear of all Liens, except for Permitted Liens, or have a valid and enforceable license to use, all Intellectual Property used in, held for use, or necessary to carry on the business now operated by them in each country in which they operate. Neither the Company nor any of the other Group Companies has received any notice of, nor is there or has there been, any infringement, misappropriation or other violation of or conflict in any jurisdiction with rights of others with respect to any Intellectual Property, nor, to the Company’s Knowledge, are there any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interests of the Company or any of the other Group Companies therein, and which infringement, misappropriation, violation or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(b)            Each Group Company uses commercially reasonable efforts to protect the confidentiality of Intellectual Property owned by each Group Company and the confidentiality, integrity and security of the Company IT Systems in all material respects. Each Group Company complies with, and has at all times complied with, all Data Security Requirements in all material respects. In the past three (3) years, no Group Company has experienced any material breach of security implicating personal data, and no Group Company has received any notices from any Person or been the subject of any material claim or material Action (including any fines or other sanctions) with respect to any of the foregoing or any material non-compliance with any Data Security Requirements.

Section 3.21.     Money Laundering; Sanctions; Anti-Corruption.

(a)            The operations of the Company and the other Group Companies are, and have at all times been conducted, in compliance with applicable anti-money laundering statutes of all jurisdictions, including, without limitation, PRC and U.S. anti-money laundering Laws, the rule and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, “Anti-Money Laundering Laws”): and no Action by or before any Governmental Authority involving any Group Company with respect to Anti-Money Laundering Laws is pending or threatened.

(b)            None of (i) the Group Companies, or (ii) any officer, employee, director, agent, Affiliate or Person acting for or on behalf of the Company or any of the other Group Companies, (each of the foregoing in clause (i) and (ii) a “Covered Person”) is owned or controlled by a Person that is targeted by or the subject of any sanctions from time to time administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”, including OFAC’s Specially Designated Nationals List), or by the U.S. Department of State or by Her Majesty’s Treasury or any sanctions imposed by the European Union (including under Council Regulation (EC) No. 194/2008), the United Nations Security Council or any other relevant Governmental Authority and any activities sanctionable under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, as amended or the Iran Sanctions Act, as amended (collectively, “Sanctions”).

(c)            No Covered Person is aware of or has taken any action, directly or indirectly, that would result in a violation of or has violated the U.S. Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act, as amended, or any other applicable anti-bribery or anti-corruption Laws (collectively, “Anti-Corruption Laws”), including, without limitation, using any funds for any unlawful contribution, gift, entertainment or other unlawful payments to any foreign or domestic governmental official or employee from funds, nor has any Covered Person offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other Person acting in an official capacity for any Governmental Authority to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any Person under circumstances where such Covered Person knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(i)            influencing any act or decision of such Government Official in his official capacity;

(ii)            inducing such Government Official to do or omit to do any act in relation to his lawful duty;

(iii)            securing any improper advantage; or

(iv)            inducing such Government Official to influence or affect any act or decision of any Governmental Authority,

in order to assist any Group Company in obtaining or retaining business for or with, or directing business to any Group Company or in connection with receiving any approval of the Transactions. No Covered Person has accepted anything of value for any of the purposes listed in clauses (i) through (iv) of this paragraph.

Section 3.22.     Subsidiary Rights. The Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Laws) to receive dividends and distributions on, all Equity Securities of the other Group Companies as owned by the Company (whether directly or indirectly).

Section 3.23.     Insurance. The Company and each of the other Group Companies have in place all insurance policies necessary for the conduct of their businesses as currently operated and for compliance with all requirements of applicable Laws, such policies are in full force and effect, and all premiums with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policy, and the Company and each of the other Group Companies have complied in all material respects with the terms and conditions of such policies, except where breach of this provision would not reasonably be expected to have a Material Adverse Effect.

Section 3.24.     Affiliate Transactions. None of the Company’s or any of the other Group Companies’ respective shareholders (other than, in the case of any Group Company, any other Group Company), Affiliates, directors, officers supervisors, any of their respective Relatives, or any Affiliates of the foregoing (collectively, “Major Shareholder Parties”) is a party to any transaction or Contract with the Company or any of the other Group Companies (other than as holders of options, and/or other grants or awards under the Company Stock Plans, and for services as employees, officers and directors), or any other related party transactions required to be disclosed, that are not disclosed, in the Company SEC Documents. Other than as Disclosed in Filed SEC Reports, the Company has disclosed to the Investor true, correct, and complete copies of all Contracts (including any amendments, supplements or waivers thereto) entered into between the Company or any other Group Company, on the one hand, and any Major Shareholder Parties, on the other hand, including in relation to their investment in the Company.

Section 3.25.     Solvency. The Company and each other Group Company is not, as of the date hereof, and after giving effect to the Transactions contemplated hereby to occur at the Closing, will not be, Insolvent (as defined below). For purposes of this provision, “Insolvent” means, with respect to any Person, (a) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (b) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (d) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is currently proposed to be conducted.

ARTICLE IV
Representations and Warranties of the Investor

The Investor represents and warrants to the Company that the representations and warranties set out in this ARTICLE IV are true and accurate in all material respects as of the date hereof and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the date hereof and the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date):

Section 4.01.     Organization; Standing. The Investor is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to carry on its business as presently conducted.

Section 4.02.     Authority; Noncontravention.

(a)            The Investor has all necessary corporate power and corporate authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. This Agreement has been duly executed and delivered by the Investor and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except that such enforceability may be limited by the Bankruptcy and Equity Exception.

(b)            Neither the execution and delivery of this Agreement or the other Transaction Documents by the Investor, nor the consummation of the Transactions by such Investor, nor performance or compliance by such Investor with any of the terms or provisions hereof or thereof, will:

(i)            conflict with or violate any provision of the Organizational Documents of the Investor;

(ii)            violate any Law or Judgment applicable to the Investor; or

(iii)            violate or constitute a default (or constitute an event which, with notice or lapse of time or both, would violate or constitute a default) under any of the terms, conditions or provisions of any Contract to which the Investor is a party or accelerate the Investor’s obligations under any such Contract, except, in the case of clauses (ii) and (iii) above, as would not, individually or in the aggregate, reasonably be expected to have an Investor Material Adverse Effect.

Section 4.03.     Governmental Approvals. Based on the information provided to the Investor’s Representatives by the Company and its Representatives, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement and the other Transaction Documents by the Investor, the performance by the Investor of its obligations hereunder and thereunder and the consummation by the Investor the Transactions, other than such other consents, approvals, filings, licenses, permits, authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have an Investor Material Adverse Effect.

Section 4.04.     Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Investor, except for Persons, if any, whose fees and expenses will be paid by the Investor.

Section 4.05.     Subscription for Investment. The Investor acknowledges that the Subscribed Securities have not been registered under the Securities Act or under any state or other applicable securities Laws and, until so registered, will be characterized as “restricted securities” under U.S. federal securities Laws. The Investor:

(a)            acknowledges that each of the Investor and the Investor Nominee is subscribing for the Subscribed Securities pursuant to an exemption from registration under the Securities Act solely for investment with no intention to distribute any of the foregoing to any Person;

(b)            will not, and will procure the Investor Nominee not to sell, transfer, or otherwise dispose of any of the Subscribed Securities except in compliance with this Agreement and the registration requirements or exemption provisions of the Securities Act and any other applicable securities Laws; and

(c)            has such knowledge and experience in financial and business matters and in investments of the type of securities as the Subscribed Securities to understand the merits and risks of its investment in the Subscribed Securities.

ARTICLE V
Additional Agreements

Section 5.01.     Negative Covenants.

(a)            Except as expressly required by this Agreement, from and after the period from the date of this Agreement, (i) the Company shall, and shall cause the Group Companies to, and the Founder shall cause the Group Companies to, use their reasonable best efforts to operate their businesses in the ordinary course, and maintain and preserve intact, in all material respects, their assets and business organization and their relationships with lenders, customers, vendors and employees and other material business relations, and, (ii) unless the Investor otherwise consent in writing in the Investor’ sole and absolute discretion, the Company shall not, and shall procure the other Group Companies not to, and the Founder shall cause the Group Companies not to:

(i)            other than the authorization and issuance of the Subscribed Securities to the Investor and the Investor Nominee, issue, sell or grant any Equity Securities (including awards under the Company Stock Plans and other equity based or linked awards);

(ii)            redeem, purchase or otherwise acquire any of its issued and outstanding Equity Securities;

(iii)            authorize, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Equity Securities (whether in cash or in kind);

(iv)            split, combine, subdivide or reclassify any Equity Securities or effect any recapitalization, restructuring, reorganization or any other change in its share capital;

(v)            amend or waive any provision of the Organizational Documents of any Group Company (including the M&AA);

(vi)            voluntarily delist from any trading market, or not use reasonable best effort to keep the Company’s current listing status;

(vii)            effect or commence any liquidation, bankruptcy, dissolution, recapitalization, assignment for the benefit of creditors, scheme of arrangement, merger, consolidation, amalgamation, recapitalization, restructuring, reorganization or similar transaction involving any Group Company;

(viii)            amend the conversion ratio between the Shares and the ADSs;

(ix)            introduce any change to the current business of any Group Companies (including but not limited to create, enter into, change or discontinue any business plan, annual budget, substantial business relationship, or business line);

(x)            change the position or Business Line Authority that the Investor Designee has pursuant to section 5.02(e) of the Initial Investment Agreement or Section 5.02(d) of this Agreement;

(xi)            (A) incur any Indebtedness in an amount exceeding US$250,000 (or the equivalent in any other currency) individually or in the aggregate, or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for, or forgive or waive, the obligations of any other Person in one or a series of related transactions, or (C) make any loans, advances or capital contributions to, or investments in or capital contribution to, any other Person;

(xii)            incur or commit to incur any capital expenditure in an amount exceeding US$250,000 (or the equivalent in any other currency) individually or in the aggregate;

(xiii)            enter into, terminate, amend in any material respect or waive any of its material rights under any Material Contract or any other Contract involving an amount exceeding US$250,000 (or the equivalent in any other currency) individually or in the aggregate;

(xiv)            enter into any Contract or transaction with any Major Shareholder Party;

(xv)            enter into any agreement, arrangement or understanding with respect to, or effect, create or suffer to exist (x) any acquisition, disposal, sale, transfer, assignment, lease or license (by merging or consolidating with, purchasing an equity interest in or portion of the assets of, or any other manner), or (y) any guarantee, mortgage, pledge or other security using, or any other encumbrance over, any property or asset (whether tangible or intangible) of any Group Companies (including the Owned Computer Servers);

(xvi)            purchase, acquire, lease, transfer, or dispose in any other manner of the Equity Securities by the Company;

(xvii)            take any action that results in the liquidation, dissolution or winding up of any Group Company;

(xviii)            terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business consistent with past practice, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(xix)            (A) abandon or dedicate to the public any item of material Intellectual Property or (B) with respect to any material Intellectual Property registered with or applied to Governmental Authorities and to the extent required by applicable Laws to maintain the validity of such Intellectual Property, (x) fail to make any applicable filings with Governmental Authorities when due, or (y) fail to pay all required fees and taxes to Governmental Authorities when due;

(xx)            fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xxi)            appoint or change the auditors of any Group Company, or adopt or change any treasury policy, accounting policy, Tax policy, Tax election, fiscal policy, or change the fiscal year of any Group Company, or file any Tax Return, enter into any Tax closing agreement, settle any material claim or assessment with respect to any material Taxes, surrender any right to claim a material Tax refund, or offset or other reduction in liability or consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to material Taxes;

(xxii)            (A) terminate, hire or engage for services, or increase the salary, compensation or benefits (including cash or equity based or linked incentive) of, or change the other employment or engagement terms of, any director or officer with target annual cash compensation of more than US$75,000, (B) establish or adopt any new equity incentive plan, or (C) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of the Group, other than on customary terms consistent with past practice and arms-length market practice with an individual with target annual cash compensation of no more than US$75,000, or (D) take any action to accelerate the vesting, payment or funding of any compensation, payment or benefit;

(xxiii)            increase the salary, compensation or benefits (including cash or equity based or linked incentive) of any of the twenty (20) highest remunerated employees of any Group Company;

(xxiv)            increase or decrease the authorized size of the Board or establish or abolish any board committee of the Company;

(xxv)            initiate, pay, discharge, waive, compromise, satisfy or settle any Action; and

(xxvi)            authorize any of, or agree or commit to do any of, the foregoing.

Section 5.02.     Reasonable Best Efforts; Filings.

(a)            Subject to the terms and conditions of this Agreement, each of the Company and the Investor shall cooperate (and the Founder shall cause the Company to cooperate) with each other and the Company shall use (and the Founder shall cause the Group Companies to use, and the Company shall cause the other Group Companies to use) its reasonable best efforts to promptly:

(i)            take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with each other in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents;

(ii)            obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions; and

(iii)            execute and deliver any additional instruments necessary to consummate the Transactions.

(b)            Each of the Company and the Investor shall cooperate (and the Founder shall cause the Company to cooperate) with each other and the Company shall use (and the Founder shall cause the Group Companies to use, and the Company shall cause the other Group Companies to use) its reasonable best efforts to (i) cooperate in all respects with the other party in connection with any filing or submission with a Governmental Authority (including the NASDAQ) in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority (including the NASDAQ) relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by the Company or the Investor, as the case may be, from or given by the Company or the Investor, as the case may be, to any Governmental Authority (including the NASDAQ) and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other party with respect to information relating to such party and its respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority (including the NASDAQ) in connection with the Transactions, and (iv) to the extent permitted by the applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c)            The Company shall use its reasonable best efforts to, and the Founder shall cause the Company to, on or prior to the Closing, obtain confirmation from NASDAQ that the Company is in compliance with all of the continued listing requirements under the Listing Rules (including the continued listing requirement regarding minimum bid price and minimum stockholders’ equity under Rule 5550(a)(2) and Rule 5550(b)(1) of the Listing Rules).

(d)            The Founder and the Company shall procure, prior to the Closing, (i) the Business Line shall have sole power and authority within the Group to manage and operate all of the Owned Computer Servers and the related cryptocurrency business, and (ii) the Board grants the Investor the sole and absolute power and authority over the management and operations of the Business Line (including, for the avoidance of doubt, the Owned Computer Servers) and all decision making power related to the Business Line (the “Business Line Authority”). The Business Line Authority shall include, without limitation, the followings: (x) the sole and absolute decision-making power over all matters in connection with the Business Line (including, for the avoidance of doubt, the management and operation of the Owned Computer Servers), including in connection with the production, generation and storage of Bitcoin and other cryptocurrency; (y) the power and authority to deposit and store the Bitcoin and other cryptocurrency produced or otherwise generated by the Business Line (including, for the avoidance of doubt, the management and operation of the Owned Computer Servers) directly into any cryptocurrency wallet of the Company designated by the Investor Designee in its sole and absolute discretion (the “Cryptocurrency Wallets”): and (z) the sole control over such Cryptocurrency Wallets, including the private keys, passwords and other credentials related to such Bitcoin or other cryptocurrency and such Cryptocurrency Wallets, and the full right and authority to keep such private keys confidential from all other personnel of the Group and to share such private keys with the Investor and its Representatives.

(e)            Following the Closing, the Investor shall procure that the Company appoint the Founder as honorary president of the Company. For the avoidance of doubt, such honorary president shall be an honorary title with no management or other right or authority with respect to the Company or any other Group Company or their respective businesses and operations.

(f)            Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.02 or elsewhere in this Agreement shall require the Investor to take any action with respect to any of its Affiliates, including selling, divesting, conveying, holding separate, or otherwise limiting its freedom of action with respect to any assets, rights, products, licenses, businesses, operations, or interest therein, of any such Affiliates or any direct or indirect portfolio companies of investment funds advised or managed by one or more Affiliates of such Investor. The parties understand and agree that all obligations of the Investor related to regulatory approvals shall be governed exclusively by this Section 5.02.

Section 5.03.     Public Disclosure. The Investor and the Company shall (and the Founder shall cause the Company to) obtain the other party’s written consent before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements related to or contain information regarding the Transaction Documents or the Transactions, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system.

Section 5.04.     Tax Matters.

(a)            The Company shall (and the Founder shall cause the Company to) promptly notify the Investor if it becomes aware that it has become or is likely to become a PFIC and shall furnish all information, documents and assistance that any Investor may reasonably request from time to time to establish or assess whether the Company is or is likely to become a PFIC with respect to such Investor. Upon a determination by the Company, the Investor or any Tax authority that the Company has been or is likely to become a PFIC, the Company will (and the Founder shall cause the Company to) provide the following information to the Investor and each of its direct or indirect beneficial owners (each, a “PFIC Shareholder”): (i) all information reasonably available to the Company to permit such PFIC Shareholder to (A) accurately prepare its U.S. tax returns and comply with any other reporting requirements, if any, arising from its investment in the Company and relating to the Company’s (or any of the other Group Companies’) classification as a PFIC, and (B) make any election (including, without limitation, a “qualified electing fund” election under Section 1295 of the Code) with respect to the Company (or any of the other Group Companies); and (ii) a completed “PFIC Annual Information Statement” as described under Treasury Regulations Section 1.1295-l(g).

(b)            The Company shall (and the Founder shall cause the Company to) pay any and all documentary, stamp and similar issue or transfer Tax due on the issue of the Shares.

Section 5.05.     Information Right.

(a)            Upon the execution of this Agreement, the Company shall (and the Founder shall cause the Company to):

(i)            provide the Investor, the Investor Nominee, their respective Affiliates and its and their respective Representatives with:

(A)            the right to visit and inspect any of the offices and properties of the Company and the other Group Companies and inspect the books and records of the Company and the other Group Companies, in each case upon reasonable notice and at such reasonable times and as often as the Investor or the Investor Nominee may request;

(B)            as soon as available and in any event within 60 calendar days after the end of each of the first three (3) quarters of each fiscal year of the Company, any unaudited (i) consolidated balance sheets, statements of income and cash flows of the Group, (ii) standalone balance sheets, statements of income and cash flows of the Group on a consolidated basis but excluding the Business Line, and (iii) standalone balance sheets, statements of income and cash flows of the Business Line, in each case as of the last day of such quarterly period or for such quarterly period, as applicable, prepared in conformity with GAAP applied on a consistent basis; provided that such balance sheets, statements of income and cash flows shall be deemed to have been provided to the Investor if they are filed with, or furnished by the Company to, the SEC pursuant to Section 13 or 15(d) of the Exchange Act;

(C)            as soon as available and in any event within 90 calendar days after the end of each fiscal year of the Company, any audited (i) consolidated balance sheets, statements of income and cash flows of the Group, (ii) standalone balance sheets, statements of income and cash flows of the Group on a consolidated basis but excluding the Business Line, and (iii) standalone balance sheets, statements of income and cash flows of the Business Line, in each case as of the last day of such fiscal year or for such fiscal year, as applicable, prepared in conformity with GAAP applied on a consistent basis; provided that such balance sheets, statements of income and cash flows shall be deemed to have been provided to the Investor if they are filed with, or furnished by the Company to, the SEC pursuant to Section 13 or 15(d) of the Exchange Act or otherwise;

(D)            to the extent the Company or any other Group Company is required by Law (including pursuant to Section 13 or 15(d) of the Exchange Act or otherwise) or pursuant to the terms of any outstanding Indebtedness of the Company or such Group Company to prepare such reports, any annual reports, quarterly reports and other periodic reports, actually prepared by the Company or such Group Company as soon as available, provided that any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC and publicly available as of such date shall be deemed to have been provided to the Investor pursuant to this Section 5.05;

(E)            information reasonably in advance with respect to any material corporate transactions, and the right to consult with the Company and the other Group Companies with respect to such transactions; and

(F)            as soon as practicable and in any event within five (5) Business Days, any other information related to the Group, its business, operations, assets, liabilities, Contracts, financial and other condition, personnel or other matters, as the Investor may request with reasonable notice.

(ii)            make appropriate officers and directors of the Company, and the other Group Companies, available periodically and at such other times as requested by the Investor with reasonable notice, for consultation with the Investor, the Investor Nominee, their respective Affiliates or its or their designated Representative with respect to matters relating to the business and affairs of the Company and the other Group Companies.

(b)            The Company agrees to (and the Founder shall cause the Company to) consider, in good faith, the recommendations of the Investor, the Investor Nominee, their respective Affiliates or its or their or their respective designated Representatives in connection with the matters on which they are consulted as described above.

(c)            The Company and the Founder acknowledges that with effect from and after the Closing, in connection with the subscription of the Subscribed Securities pursuant to this Agreement, the resignation of the Resigning Persons and the nomination of such persons as the Investor may nominate as their replacements (the “Incoming Executives”), the Board and the Incoming Executives shall have full access to all books, records and information in the possession of the Company related to the management, operations, assets and liabilities of the Company and the Business, including the Existing Business Line, and shall have the right to take any and all such actions (for or on behalf of the Company) in relation to the Existing Business Line as the Board considers to be in the best interest of the Company.

(d)            Notwithstanding anything to the contrary herein, this Section 5.05 shall be without prejudice and shall not limit the rights of the Investor Parties set forth elsewhere in this Agreement, including under Section 5.01.

Section 5.06.     Compliance-related Matters.

(a)            Anti-Bribery

(i)            The Company shall not, and shall procure that no other Covered Person shall, take any action, directly or indirectly, that would result in a violation of any Anti-Corruption Law, including, without limitation, using any funds for any unlawful contribution, gift, entertainment or other unlawful payments to any Government Official, nor permit any other Covered Person to offer, pay, promise to pay, or authorize the payment of any money, or offer, give, promise to give, or authorize the giving of anything of value, to any Government Official or to any Person under circumstances where the Company or any such Covered Person knows or is aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(A)            influencing any act or decision of such Government Official in his official capacity;

(B)            inducing such Government Official to do or omit to do any act in relation to his lawful duty;

(C)            securing any improper advantage; or

(D)            inducing such Government Official to influence or affect any act or decision of any Governmental Authority,

in order to assist any Group Company in obtaining or retaining business for or with, or directing business to any Group Company or in connection with receiving any approval of the Transactions. No Covered Person has accepted anything of value for any of the purposes listed in clauses (A) through (D) of this paragraph.

(b)            Compliance Laws

The Company shall procure that its operations and those of the other Group Companies shall at all times be conducted in compliance with applicable Anti-Corruption Laws, Sanctions and Anti-Money Laundering Laws (together, the “Business Conduct Laws”).

(c)            Compliance Program

The Company shall, and shall ensure that each of the other Group Companies shall, maintain an adequate anti-corruption compliance program (“Anti-Corruption Program”). Such program shall (a) include written anti-corruption and anti-bribery policies and procedures that are reasonably designed to ensure compliance with applicable Laws, routine and periodic compliance trainings for the Group’s directors, executives, agents, employees, Affiliates or representatives, the maintenance of internal controls sufficient to prevent, detect, and deter violations of applicable Anti-Corruption Laws, and periodic internal audits to assess the compliance program’s effectiveness, and (b) shall be applied as appropriate to all current and future operations of the Group.

(d)            Compliance Reporting and Inquiries

The Company shall, and shall ensure that each of the other Group Companies shall, cause management to provide annual updates to the Board regarding the operation and general status of its Anti- corruption Program, as well as to promptly notify the Board upon the Company receiving knowledge or any allegations of potential compliance violations by any of the Company, the other Group Companies or its or their respective directors, executives, agents, employees, Affiliates or representatives. The Group hereby consents to reasonable periodic review of their books and records by the Investor or the Investor Nominee as necessary for the Investor and the Investor Nominee to monitor on-going compliance by the Group with applicable Business Conduct Laws. The Group further consents to any reasonable compliance audit or inquiry initiated by the Investor in response to any allegation of potential violation of any Business Conduct Laws, each with reasonable prior written notice.

Section 5.07.     Communication with Listing Authorities. With regard to any and all filings, notices, submissions, email exchanges, in person or remote video or voice meetings and calls (including via telephone, Zoom or other forms of communication) and other communications (“Communications”) that the Founder or the Company may have with the NASDAQ or the SEC (the “Listing Authorities”):

(a)            from and after the date hereof, the Company shall (i) notify the Investor and provide the Investor with a copy of any Communication from the Listing Authorities within 24 hours of receipt thereof and (ii) provide the Investor (and the Investor shall have a right to) a reasonable opportunity to review the contents of, and participate in all Communications with the Listing Authorities (including to be copied on email exchanges and to participate in video or voice meetings and calls), and the Company shall consider in good faith the Investor’s comments with respect to such Communications; and

(b)            from and after the Closing, without prejudice to the provisions of Section 5.07(a), all material Communications from the Company to the Listing Authorities shall require the Investor’s prior written consent.

ARTICLE VI
Conditions to Closing

Section 6.01.     Conditions to the Obligations of the Company and the Investor. The respective obligations of each of the Company and the Investor to effect the Closing shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following condition: No temporary, preliminary or permanent Judgment shall have been enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority nor shall any proceeding brought by a Governmental Authority seeking any of the foregoing be pending, or any applicable Law shall be in effect, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Closing (collectively, “Restraints”).

Section 6.02.     Condition to the Obligations of the Company. The obligation of the Company to effect the Closing shall be further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following condition: The representations and warranties of the Investor set forth in this Agreement shall be true and accurate in all material respects as of the date hereof and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

Section 6.03.     Conditions to the Obligations of the Investor. The obligation of the Investor to effect the Closing shall be further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)            the representations and warranties of the Company (i) set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.16, Section 3.19 and Section 3.25 (the “Fundamental Warranties”) shall be true and accurate (other than for de minimis inaccuracies) as of the date hereof and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (ii) set forth in this Agreement (other than those listed in the immediately preceding clause (i)), shall be true and accurate in all material respects as of the date hereof and as of the Closing Date with the same effect as though made as of the date hereof and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(b)            the Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it pursuant to this Agreement at or prior to the Closing;

(c)            from the date of this Agreement, no Material Adverse Effect shall have occurred;

(d)            all consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that are required to be obtained from, made to or given by, and all filings required to be made to, any Governmental Authority (including the SEC and NASDAQ) or any third party in connection with the execution and delivery of this Agreement and the other Transaction Documents, the performance of the obligations of the parties hereto and thereto hereunder and thereunder, and the consummation of the Transactions shall have been duly obtained, made or given and remain in full force and effect;

(e)            NASDAQ shall have approved the continued listing of the Shares on the NASDAQ Capital Markets following the consummation of the Transactions (including without limitation the transfer to the Company of the Computer Servers), and the Company and the Investor shall have received a written confirmation from NASDAQ to such effect;

(f)            each Resigning Person shall have duly executed a release to the Company and the Investor in form and substance satisfactory to the Investors and delivered the original copy of such releases to the Investor;

(g)            the Company shall have delivered to the Investor the unaudited consolidated financial statements for each of the full quarters from and including the first quarter of 2021 through and including the last full quarter prior to the Closing (the “Last Full Quarter”) and each of the full month following such Last Full Quarter (including in each case consolidated balance sheet of the Group as of the last day of such quarterly or month period and consolidated statements of income and cash flows of the Group for such quarterly or month period) (the “Interim Financial Statements”), in each case in form and substance satisfactory to the Investor in its sole and absolute discretion;

(h)            the Company shall have duly attended to and completed all corporate procedures and other actions that are required in connection with the Transaction Documents and the Transactions, including without limitation:

(i)            the approval by the Board of the issuance of the Subscribed Securities at Closing, the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents (to which the Company is a party), and the other transactions contemplated by the Transaction Documents to which the Company is a party or which require approval by the Board;

(ii)            the authorization by the Board of a specified person or persons, on behalf of the Company, to sign and deliver the Transaction Documents to which it is a party;

(iii)            all Resigning Persons shall have resigned effective as of the Closing, such persons as the Investor may nominate in writing as replacements shall have been duly appointed as the directors, officers and/or employees of the Company effective from and after the Closing and the Board and the shareholders of the Company shall have duly approved such resignations and appointments;

(iv)            the Board shall have revoked the authority of all authorised signatories in relation to the bank accounts in the name of the Company and shall have appointed one or more persons as the Investor may designate in writing as replacements, and the Company shall have provided written evidence of the foregoing reasonably satisfactory to the Investor to the Investor; and

(v)            the Company shall have provided the Investor with certified and complete copies of the duly executed Board resolutions of the Company approving, authorizing and effecting the foregoing matters; and

(i)            the Investor shall have received a certificate, signed on behalf of the Company by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 6.03(a), (b), (c), (d), (e), (h), (f), (g) and (h)  have been satisfied.

ARTICLE VII
Termination; Survival

Section 7.01.     Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by the mutual written consent of the Company and the Investor;

(b)            by either the Company or the Investor upon written notice to the other, if the Closing has not occurred within six (6) months following the date of this Agreement (the “Termination Date”): provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or primarily resulted in the events specified in this Section 7.01(b);

(c)            by either the Company or the Investor if any Restraint enjoining or otherwise prohibiting the consummation of the Transactions at the Closing shall be in effect and shall have become final and nonappealable prior to the Closing Date; provided that the right to terminate this Agreement pursuant to this Section 7.01(c) will not be available to any party that has breached in any material respect any provision of this Agreement in any manner that was the primary cause of the Restraint; or

(d)            by the Investor if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 6.01 or Section 6.03, and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured, shall not have been cured within 30 calendar days (but in no event later than the Termination Date) following receipt by the Company of written notice of such breach or failure to perform from the Investor.

Section 7.02.     Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.03, this Section 7.02, ARTICLE VIII and ARTICLE IX, all of which shall survive termination of this Agreement), and there shall be no liability on the part of the Investor or the Company or their respective directors, officers and Affiliates in connection with this Agreement, except that no such termination shall relieve any party from liability for damages to another party (a) resulting from fraud, or (b) for any breach of this Agreement occurring prior to termination. Each party’s right of termination under Section 7.01 is in addition to any other right it may have under this Agreement or otherwise, and the exercise of a party’s right of termination will not constitute an election of remedies.

Section 7.03.     Survival. All of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance. All representations and warranties contained in this Agreement (including the schedules and the certificates delivered pursuant hereto) will survive after the Closing Date.

ARTICLE VIII
Indemnity and Lock-up

Section 8.01.     Indemnification. The Founder (the “Indemnifying Party”) hereby undertakes to indemnify the Investor, the Investor Nominee, their respective Affiliates, and the respective members, partners, managers, directors, officers, employees, advisors, shareholders, representatives and agents of the foregoing (each, an “Indemnified Party”) from and against, and to hold each Indemnified Party harmless from and against, (i) all actions, suits, claims (whether or not any such claim involves or results in any actions or proceedings), demands, investigations, judgments, awards and proceedings (in each case whether joint or several) (collectively, “Indemnifiable Actions”) which may be instituted, made or brought, or threatened or alleged to be instituted, made or brought, against, or which may otherwise involve, any Indemnified Party, and (ii) any and all losses, liabilities, damages, claims, proceedings, Taxes, costs and expenses (including attorney’s fees and all payments, costs, expenses and charges arising out of, in relation to, or in connection with any investigation or defense or settlement of, or response to, any Indemnifiable Action or the enforcement of any settlement or judgment obtained in respect of any Indemnifiable Action under this ARTICLE VIII), which for the avoidance of doubt, includes operating losses incurred in the course of operation of the Business (collectively, “Losses”) incurred or sustained by, or imposed upon, such Indemnified Party directly or indirectly, based upon, arising out of, in connection with or by reason of:

(a)            any breach or violation of, or inaccuracy in, any representation or warranty respectively made by the Indemnifying Party or its Affiliates under this Agreement and/or any other Transaction Documents;

(b)            any breach or violation of, or failure to perform, any covenants or agreements or obligations respectively made by or on behalf of, or to be performed by, the Indemnifying Party or its Affiliates under this Agreement and/or any other Transaction Documents;

(c)            the historical, current and future business, operation, assets and liabilities related the Existing Business Line and the Employees, including without limitation any Action related thereto brought against (or arising out of the conduct of) any Group Company or any related investigations, proceedings, settlement or appeal(s) arising therefrom;

(d)            any resignation or termination of the Resigning Persons, and any Action related thereto brought against any Group Company or any related investigations, proceedings, settlement or appeal(s) arising therefrom;

(e)            any cancellation of any Company Stock Option and any other equity security of the Company which is outstanding as at Closing;

(f)            any Action brought against any Group Company which is detailed in Exhibit B (each a “Claim”), or any related investigations, proceedings, settlement or appeal(s) arising therefrom (for the avoidance of doubt, the liability and obligations of the Indemnifying Parties pursuant to this Section 8.01(f) shall not be limited to or otherwise prejudiced by any amount or figure set out in Exhibit B which amount or figure shall be for informational purposes only); or

(g)            any other Action by or Liability to any third party arising out of the carrying on of the business of any Group Company on or before Closing.

Section 8.02.     Founder’s Liabilities.

(a)            For the avoidance of doubt, Mr. Herman Man Guo and Mrs. Dan Shao shall be jointly and severally liable for all liabilities and obligations of (i) each other, (ii) the Founder and (iii) the Group Companies under, arising out of or in connection with this Agreement. The Founder shall unconditionally ensure and cause each Group Company to comply with all of its obligations under, arising out of or in connection with this Agreement. Each reference in this Agreement to the “Founder” shall be a reference to each and both of Mr. Herman Man Guo and Mrs. Dan Shao, jointly and severally.

Section 8.03.     Lock-up Limitations. The restrictions set forth in Section 8.04 shall not apply if the Transfers are (a) by virtue of laws of descent and distribution in the event of death of the Founder, (b) pursuant to a qualified domestic relations order, provided, however, that these permitted transferees shall execute an undertaking agreeing to be bound by the Transfer restrictions under Section 8.04.

Section 8.04.     Transfer Restrictions.

(a)            For the period commencing from and including the date of this Agreement to one (1) year after the Closing, without the prior written consent of the Investor, the Founder undertakes not to, and undertakes ensure and cause their respective relatives and Affiliates of the Founder and their relatives (whether individually or together and whether directly or indirectly) not to, Transfer Equity Securities of the Company representing more than 50% of the Shares held directly and indirectly by the Founder as of the date of this Agreement.

(b)            For the period commencing from the date of this Agreement to one (1) year after the Closing, without the prior written consent of the Founder, the Investor undertakes not to Transfer such Equity Securities of the Company representing more than 50% of the Subscribed Securities to any person.

(c)            For purposes of this Agreement, “Transfer” means (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or create an encumbrance over, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any Shares or any other Equity Securities of the Company or any interest in any of the foregoing, or any securities convertible into or exercisable or exchangeable for or substantially similar to any such Shares or Equity Securities or any interests in the Company, (b) enter into any swap, derivative or other similar agreement or arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any such Shares or such other Equity Securities of the Company, whether any such transaction described in (a) or (b) above is to be settled by delivery of Shares or such other Equity Securities of the Company, in cash or otherwise, or (c) announce any intention to enter into or effect any transaction specified in (a) or (b) above.

ARTICLE IX
Miscellaneous

Section 9.01.     Amendments: Waivers. Subject to compliance with applicable Law, this Agreement may be amended or supplemented in any and all respects only by written agreement of the parties hereto.

Section 9.02.     Extension of Time, Waiver, Etc. The Company (on behalf of itself and the Founder) and the Investor may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party, or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company or the Investor in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.03.     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other party hereto; provided, however, that without the prior written consent of the Company, (a) the Investor may assign its rights, interests and obligations under this Agreement, in whole or in part, to one or more Permitted Transferees, so long as the assignee shall agree to be bound by the provisions of this Agreement, including the rights, interests and obligations so assigned, and (b) after the Closing, the Investor may assign its rights, interests and obligations under this Agreement to any transferee. Subject to the immediately preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 9.04.     Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 9.05.     Obligation to procure. The Founder shall use his best endeavours to procure that the Company and the Group Companies comply with their respective obligations under this Agreement.

Section 9.06.     Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. No provision of this Agreement shall confer upon any Person other than the parties hereto and their permitted assigns any rights or remedies hereunder; provided that ARTICLE VIII shall be for the benefit of and fully enforceable by any Indemnified Party.

Section 9.07.     Governing Law; Jurisdiction.

(a)            This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b)            Any disputes, actions and proceedings against any party hereto or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 9.07(b) (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)            Each of the parties hereto irrevocably consents to service of process in the manner provided for notices in Section 9.09. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.

Section 9.08.     Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to cause the Closing to occur. The parties acknowledge and agree that (a) the parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of each party to cause the Closing to be consummated on the terms and subject to the conditions set forth in this Agreement) without proof of damages or otherwise (in each case, subject to the terms and conditions of this Section 9.08), this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor the Investor would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.09.     Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered by email (which is confirmed) to the following addresses:

If to the Company, to it at:

AirNet Technology Inc.
301 #26 Dongzhimen Wai
Chaoyang District, Beijing 100027, The People’s Republic of China
Attention: Wenjun Liu
Email: liuwenjunl@ihangmei.com

If to Mr. Herman Man Guo, to him at:

301 #26 Dongzhimen Wai
Chaoyang District, Beijing 100027, The People’s Republic of China
Email: herman@ihangmei.com

If to Mrs. Dan Shao, to her at:

301 #26 Dongzhimen Wai
Chaoyang District, Beijing 100027, The People’s Republic of China
Email: ellen0312@hotmail.com

If to the Investor, to it at:

3rd Floor, J&C Building, Road Town, Tortola, British Virgin

Islands, VG1110

Attention: Roy Wu

Email: wxywuxin@gmail.com

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 9.10.     Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Laws.

Section 9.11.     Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 9.12.     Interpretation.

(a)            When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit, this Agreement unless otherwise indicated.

(b)            The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c)            Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(d)            Whenever the words “ordinary course of business” is used in this Agreement, it shall be deemed to be followed by the words “consistent with past practice”.

(e)            The words “hereof’, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless the context requires otherwise.

(f)            The words “date hereof’ when used in this Agreement shall refer to the date of this Agreement.

(g)            The terms “or”, “any” and “either” are not exclusive.

(h)            The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if’.

(i)            The word “will” shall be construed to have the same meaning and effect as the word “shall”.

(j)            All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.

(k)            All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(l)            Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(m)            Unless otherwise specifically indicated, all references to “dollars”, “US$” or “$” shall refer to the lawful money of the United States.

(n)            References to a Person are also to its permitted assigns and successors.

(o)            When calculating the period of time between which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded (unless, otherwise required by Law, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day).

(p)            The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

AIRNET TECHNOLOGY INC.

By:	/s/ Herman Man Guo
Name: Herman Man Guo
Title: Chairman and Chief Executive Officer

Signature page to Investment Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

MR. HERMAN MAN GUO

By:	/s/ Herman Man Guo
Name: Herman Man Guo

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

MRS. DAN SHAO

By:	/s/ Dan Shao
Name: Dan Shao

Signature page to Investment Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

UNISTAR GROUP HOLDINGS LTD.

By:	/s/ Rui Du
Name:	Rui Du
Title:	Authorized Signatory

Signature page to Investment Agreement

Exhibit A-1

LIST OF THE COMPUTER SERVERS AND KEY TERMS TO THE TRANSFER

1.	Pursuant to the Agreement, the Investor will provide the either A11 Pro and S19 Computer Servers to the Company:

Unite Type	Number of Units	Hash Rate per Unit (+/- 5%) MH/s or TH/s (+/- 5%) MH/s or TH/s	Efficiency per Unit (+/- 5%) W/MH or W/TH (+/- 5%) W/MH or W/TH
INNO A11	2000	2000MH/S	0.725W/MH
ANTMINER S19	5000	95TH/S	36.84W/TH

2.	The Parties confirm that as at the Closing Date, as observed and calculated by the Investor, the total hash rate of the Computer Servers set out in this Exhibit A shall not be less than 383.2 TH/s (the “Designated Hash Rate”). However, on or prior to the Closing Date, if there occurs any events, changes or circumstances which cannot be reasonably foreseen by or is not within the reasonable control of the Investor, and as a result of which the total hash rate of such Computer Servers as at the Closing Date is below the Designated Hash Rate, then notwithstanding such lower total hash rate, the Company shall accept the Computer Servers and Investor’s obligation to deliver the Computer Servers under this Agreement shall be deemed as having been satisfied in full.

3.	All Computer Servers shall be delivered and ready for operation within a month from the date of Closing and become fully operational within 3 months from the date of Closing.

The Parties hereby acknowledge and agree that the terms of this Exhibit A shall form an integral part of the Agreement, shall be incorporated by reference into and made part of the Agreement, and would represent the final agreement of the Parties with respect to the transfer of the Computer Servers specified therein. For the avoidance of doubt, where the terms of this Exhibit A and the other parts of the Agreement are directly in conflict, the terms of this Exhibit A shall prevail in all respects. The Parties agree that the operation of the Computer Servers is scheduled to commence in the second quarter of the fiscal year of 2022 of the Company.

Exhibit A-2

LIST OF THE OWNED COMPUTER SERVERS

Unite Type	Number of Units	Hash Rate per Unit (+/- 5%) MH/s (+/- 5%) MH/s	Efficiency per Unit (+/- 5%) W/MH (+/- 5%) W/MH
AMD 5700 XT (8 SETS)	500	450M	3.22
INNO A10 PRO	401	720M	2.01

Exhibit B

LIST OF CLAIMS

1.	The litigation filed by 广州美正在线网络科技有限公司 against 中国铁路北京局集团有限公司 in the PRC. The case identification no. is（2018）京民初193号 in the alleged amount of approximately RMB 829 million.

2.	The litigation filed by 航美传媒集团有限公司 against 北京领航盛世广告有限公司, 郭曼, 徐青, AirNet Technology Inc., and 悦航创亿传媒技术（北京）有限公司 in the PRC. The case identification no. is （2021）京04民初41号 in the alleged amount of approximately RMB 60 million

Exhibit C

ALLOCATION OF THE SUBSCRIBED SECURITIES

	Subscribed Shares	Warrant Shares
Investor	137,293,796 Shares	82,463,833 Warrant Shares
Investor Nominee	40,660,095 Shares	35,341,643 Warrant Shares
Total	177,953,891 Shares	117,805,476 Warrant Shares

Exhibit D

FORM OF WARRANT AGREEMENT